UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated July 25, 2019

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:   A press release dated July 25, 2019, announcing STMicroelectronics’ Second Quarter 2019 Financial Results and First Half Year Results:

PR No: C2909C

STMicroelectronics Reports 2019 Second Quarter Financial Results

●	Q2 net revenues $2.17 billion; gross margin 38.2%; operating margin 9.0%; net income $160 million
●	H1 net revenues $4.25 billion; gross margin 38.8%; operating margin 9.6%; net income $338 million
●	Q3 business outlook at mid-point: net revenues up about 15.3% Q/Q and gross margin of about 37.5%

Geneva, July 25, 2019 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the second quarter ended June 29, 2019. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported second quarter net revenues of $2.17 billion, gross margin of 38.2%, operating margin of 9.0%, and net income of $160 million or $0.18 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

●
“As planned, in the second quarter we returned to sequential revenue growth. In fact, revenues increased 4.7%, above the mid-point of our guidance of 2.4%, driven by specialized imaging sensors, RF products for front end modules, silicon carbide MOSFETs and digital automotive, partially offset by general purpose analog, microcontrollers and legacy automotive products. We delivered an operating margin of 9.0%.

●	“During the first half of 2019 we delivered sales and profitability results in line with our quarterly guidance and we continued to advance our strategic investments.

●
“Looking at the third quarter, we expect strong sequential revenue growth of about 15.3% at the mid-point. This growth will be driven by engaged customer programs and new products in a softer than expected legacy automotive and industrial market. Gross margin is expected to be about 37.5% at the mid-point, including about 140 basis points of unsaturation charges.

●	“For the full year 2019, we now expect net revenues to be in the range of about $9.35 to $9.65 billion. We confirm our investment plan of $1.1 to $1.2 billion.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q2 2019	Q1 2019	Q2 2018	Q/Q	Y/Y
Net Revenues	$2,173	$2,076	$2,269	4.7%	(4.2)%
Gross Profit	$830	$818	$911	1.6%	(8.9)%
Gross Margin	38.2%	39.4%	40.2%	(120) bps	(200) bps
Operating Income	$196	$211	$289	(7.0)%	(32.0)%
Operating Margin	9.0%	10.2%	12.7%	(120) bps	(370) bps
Net Income	$160	$178	$261	(10.2)%	(38.7)%
Diluted Earnings Per Share	$0.18	$0.20	$0.29	(10.0)%	(37.9)%

Second Quarter 2019 Summary Review

Net Revenues By Product Group (US$ m)	Q2 2019	Q1 2019	Q2 2018	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	$885	$903	$870	(2.1)%	1.7%
Analog, MEMS and Sensors Group (AMS)	$694	$552	$613	25.7%	13.2%
Microcontrollers and Digital ICs Group (MDG)	$591	$617	$782	(4.2)%	(24.4)%
Others	$3	$4	$4	-	-
Total Net Revenues	$2,173	$2,076	$2,269	4.7%	(4.2)%

Net revenues totaled $2.17 billion. On a sequential basis revenues increased 4.7%, 230 basis points better than the mid-point of the Company’s guidance. On a year-over-year basis, second quarter net revenues decreased 4.2% as the Company recorded lower sales in Analog, Microcontrollers and Digital ICs, partially offset by growth in Automotive and Power Discrete, MEMS and Sensors. On a year-over-year basis, sales to OEMs increased 10.3%, while Distribution decreased 27.0% due to the ongoing inventory correction.

Gross profit totaled $830 million, representing a year-over-year decrease of 8.9%. Gross margin of 38.2% decreased 200 basis points year-over-year, mainly impacted by usual sales price pressure, unfavorable product mix and unsaturation charges. Second quarter gross margin was 30 basis points lower than the mid-point of the Company’s guidance, mainly due to unfavorable product mix. Second quarter gross margin includes 80 basis points of unsaturation charges.

Operating income decreased 32.0% to $196 million, compared to $289 million in the year-ago quarter. The Company’s operating margin decreased 370 basis points on a year-over-year basis to 9.0% of net revenues, compared to 12.7% in the 2018 second quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):
●	Revenue increased in both Automotive and Power Discrete.

●	Operating profit decreased by 13.1% to $73 million. Operating margin was 8.2% compared to 9.7%.

Analog, MEMS and Sensors Group (AMS):
●	Revenue increased in MEMS and Sensors while Analog decreased.

●	Operating profit increased by 15.6% to $74 million. Operating margin was 10.7% compared to 10.5%.

Microcontrollers and Digital ICs Group (MDG):
●	Revenue decreased in both Microcontrollers and Digital ICs.

●	Operating profit decreased by 71.7% to $45 million. Operating margin was 7.6% compared to 20.3%.

Net income and diluted earnings per share decreased to $160 million and $0.18, respectively, compared to $261 million and $0.29, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q2 2019	Q1 2019	Q2 2018	Q2 2019	Q2 2018(1)	TTM Change
Net cash from operating activities	$324	$341	$360	$1,694	$1,835	(7.7)%
Free cash flow (non-U.S. GAAP)	$(67)	$(67)	$(40)	$343	$280	22.5%

(1)
Q2 2018 trailing 12 months includes 2017 amounts that have been adjusted to reflect the reclassification as operating cash flows of the implied interest paid in the settlement of our convertible bonds.

Capital expenditure payments, net of proceeds from sales, were $372 million in the second quarter. In the year-ago quarter, capital expenditures, net, were $390 million.

Inventory at the end of the quarter was $1.89 billion, up from $1.77 billion in the prior quarter. Day sales of inventory at quarter-end was 129 days compared to 124 days in the prior quarter.

Free cash flow (non-U.S. GAAP) was negative $67 million in the second quarter, compared to negative $40 million in the year-ago quarter.

In the second quarter, the Company paid cash dividends totaling $53 million and executed a $64 million share buy-back as part of its ongoing program.

ST’s net financial position (non-U.S. GAAP) was $308 million at June 29, 2019 compared to $510 million at March 30, 2019 and reflected total liquidity of $2.51 billion and total financial debt of $2.20 billion.

Business Outlook

The Company’s guidance for the 2019 third quarter is:

●	Net revenues are expected to increase about 15.3% sequentially, plus or minus 350 basis points;

●	Gross margin of about 37.5%, plus or minus 200 basis points;

●	This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2019 third quarter and includes the impact of existing hedging contracts.

●	The third quarter will close on September 28, 2019.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its second quarter 2019 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until August 9, 2019.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

●	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

●	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;

●	Customer demand that differs from projections;

●	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;

●
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

●	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;

●
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

●	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

●	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;

●	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;

●
The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

●
Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

●	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

●
Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

●	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

●	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

●	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

●	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

●	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and

●
The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on February 28, 2019. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide.

Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel: +41 22 929 58 12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
STMicroelectronics
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	June 29,	June 30,
	2019	2018
	(Unaudited)	(Unaudited)

Net sales	2,160	2,250
Other revenues	13	19
NET REVENUES	2,173	2,269
Cost of sales	(1,343)	(1,358)
GROSS PROFIT	830	911
Selling, general and administrative	(269)	(277)
Research and development	(381)	(356)
Other income and expenses, net	18	11
Impairment, restructuring charges and other related closure costs	(2)	-
Total operating expenses	(634)	(622)
OPERATING INCOME	196	289
Interest income (expense), net	-	(2)
Other components of pension benefit costs	(3)	(3)
Income (loss) on equity-method investments	-	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	193	284
Income tax expense	(33)	(21)
NET INCOME	160	263
Net income attributable to noncontrolling interest	-	(2)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	160	261

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.18	0.29
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.18	0.29

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	901.7	915.6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Six months ended
	June 29,	June 30,
	2019	2018
	(Unaudited)	(Unaudited)

Net sales	4,232	4,463
Other revenues	17	31
NET REVENUES	4,249	4,494
Cost of sales	(2,601)	(2,695)
GROSS PROFIT	1,648	1,799
Selling, general and administrative	(540)	(542)
Research and development	(749)	(705)
Other income and expenses, net	51	26
Impairment, restructuring charges and other related closure costs	(2)	(20)
Total operating expenses	(1,240)	(1,241)
OPERATING INCOME	408	558
Interest income (expense), net	2	(5)
Other components of pension benefit costs	(7)	(5)
Income (loss) on equity-method investments	1	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	404	548
Income tax expense	(65)	(44)
NET INCOME	339	504
Net income attributable to noncontrolling interest	(1)	(4)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	338	500

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.38	0.56
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.37	0.55

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	902.3	915.1

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	June 29,	March 30,	December 31,
In millions of U.S. dollars	2019	2019	2018
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,119	2,307	2,266
Restricted cash	60	60	-
Marketable securities	333	331	330
Trade accounts receivable, net	1,162	1,102	1,277
Inventories	1,890	1,765	1,562
Other current assets	437	454	419
Total current assets	6,001	6,019	5,854
Goodwill	163	163	121
Other intangible assets, net	296	291	212
Property, plant and equipment, net	3,930	3,740	3,495
Non-current deferred tax assets	675	659	672
Long-term investments	62	62	61
Other non-current assets	390	455	452
	5,516	5,370	5,013
Total assets	11,517	11,389	10,867

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	174	173	146
Trade accounts payable	895	895	981
Other payables and accrued liabilities	885	950	874
Dividends payable to stockholders	166	6	60
Accrued income tax	48	44	59
Total current liabilities	2,168	2,068	2,120
Long-term debt	2,030	2,015	1,764
Post-employment benefit obligations	389	381	385
Long-term deferred tax liabilities	12	14	14
Other long-term liabilities	338	298	160
	2,769	2,708	2,323
Total liabilities	4,937	4,776	4,443
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,174,420 shares issued, 896,021,163 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,915	2,881	2,843
Retained earnings	2,065	2,169	1,991
Accumulated other comprehensive income	525	474	509
Treasury stock	(216)	(202)	(141)
Total parent company stockholders’ equity	6,446	6,479	6,359
Noncontrolling interest	134	134	65
Total equity	6,580	6,613	6,424
Total liabilities and equity	11,517	11,389	10,867

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2019	Q1 2019	Q2 2018

Net Cash from operating activities	324	341	360
Net Cash used in investing activities	(391)	(408)	(401)
Net Cash from (used in) financing activities	(123)	173	(60)
Net Cash increase (decrease)	(188)	101	(108)

Selected Cash Flow Data (in US$ millions)	Q2 2019	Q1 2019	Q2 2018

Depreciation & amortization	212	206	193
Net payment for Capital expenditures	(372)	(322)	(390)
Dividends paid to stockholders	(53)	(54)	(54)
Change in inventories, net	(116)	(215)	(157)

Appendix
STMicroelectronics
Supplemental Financial Information

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Net Revenues By Market Channel (%)
Total OEM	70%	66%	69%	68%	61%
Distribution	30%	34%	31%	32%	39%

€/$ Effective Rate	1.14	1.16	1.17	1.18	1.19

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	885	903	967	901	870
- Operating Income	73	95	141	116	84
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	694	552	988	899	613
- Operating Income	74	43	202	157	64
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	591	617	689	719	782
- Operating Income	45	83	122	119	159
Others (a)
- Net Revenues	3	4	4	3	4
- Operating Income (Loss)	4	(10)	(22)	6	(18)
Total
- Net Revenues	2,173	2,076	2,648	2,522	2,269
- Operating Income	196	211	443	398	289

(a)
Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ m)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Unused Capacity Charges	7	1	-	-	-
Impairment & Restructuring Charges	2	-	2	-	-

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

(US$ m, except earnings per share data)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
U.S. GAAP Net Earnings	160	178	418	369	261
U.S. GAAP Diluted Earnings Per Share	0.18	0.20	0.46	0.41	0.29
Impairment & Restructuring	2	-	2	-	-
Estimated Income Tax Effect	-	-	-	-	-
Non-U.S. GAAP Net Earnings	162	178	420	369	261
Non-U.S. GAAP Diluted Earnings Per Share	0.18	0.20	0.46	0.41	0.29

(Appendix – continued)

Net financial position (non-U.S. GAAP measure): resources (debt), represents the balance between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits and marketable securities, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness.

(US$ m)	Jun 29 2019	Mar 30 2019	Dec 31 2018	Sep 29 2018	Jun 30 2018
Cash and cash equivalents	2,119	2,307	2,266	1,835	1,683
Restricted Cash	60	60	-	-	-
Short term deposits	-	-	-	8	15
Marketable securities	333	331	330	328	429
Total liquidity	2,512	2,698	2,596	2,171	2,127
Short-term debt	(174)	(173)	(146)	(117)	(118)
Long-term debt	(2,030)	(2,015)	(1,764)	(1,607)	(1,598)
Total financial debt	(2,204)	(2,188)	(1,910)	(1,724)	(1,716)
Net financial position	308	510	686	447	411

Free cash flow (non-U.S. GAAP measure) is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

(US$ m)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Net cash from operating activities	324	341	656	373	360
Net cash used in investing activities	(391)	(408)	(284)	(152)	(401)
Payment for purchase and proceeds from sale of marketable securities, and investment in short-term deposits	-	-	(9)	(107)	1
Free cash flow	(67)	(67)	363	114	(40)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 25, 2019	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services